Exhibit 99.1

Kuke Music Holding Limited Announces Strategic Acquisition of Controlling Interest in Naxos Music Group

Beijing, September 25, 2025 – Kuke Music Holding Limited (NYSE: KUKE) (“Kuke” or the “Company”), a leading classical music services platform in China, today announced that it has acquired a controlling interest in Naxos Music Group, one of the world’s largest independent classical music companies.

Transaction Overview

Under the terms of the agreements signed on September 17, 2025, Kuke acquired on the same day a controlling interest in Naxos Music Group through two transactions involving Naxos One Holding Limited (“Naxos One”) and Desun Holding Limited (“Desun”), one of the two existing shareholders of Naxos One (the other shareholder is hereinafter referred to as the “Other Existing Shareholder”):

1.	Share Subscription Agreement: Kuke firstly subscribed for 17,500 newly issued Class B ordinary shares of Naxos One at US$6,000 per share, for an aggregate consideration of US$105 million (the “Share Issuance Transaction”).

2.	Share Purchase Agreement: Kuke secondly acquired 108 Class A ordinary shares of Naxos One from Desun (which automatically converted into 108 Class B ordinary shares of Naxos One upon transfer) at US$12,500 per share, for an aggregate consideration of US$1.35 million (the “Share Transfer Transaction”).

The total transaction value is approximately US$106.35 million, and was settled entirely through the issuance of Kuke’s Class A ordinary shares as consideration.

Transaction Structure and Consideration

Kuke issued 652,997,260 Class A ordinary shares and 8,395,679 Class A ordinary shares (collectively, the “Consideration Shares”) to Naxos One and Desun, as consideration for the Share Issuance Transaction and the Share Transfer Transaction, respectively. Each Consideration Share was valued at US$0.1608 (“Price Per Consideration Share”) based on the average closing price of Kuke’s American Depositary Shares (“ADSs”) for the 60 trading days immediately preceding September 17, 2025, discounted by 30%.

Pursuant to the terms of the Share Subscription Agreement, the consideration may be settled either in cash (if Kuke has sufficient available funds at the closing) or through the issuance of Kuke’s Class A ordinary shares. When settled through share issuance, the shares issued to Naxos One include redemption provisions allowing either party to initiate cash redemption at cost under certain circumstances, with the shares subject to lock-up and dividend waiver provisions until redemption. Kuke has committed to pursue financing to enable cash redemption as soon as reasonably practicable.

Under the Share Purchase Agreement, the Consideration Shares held by Desun are subject to a lock-up period of 24 months.

Upon completion of the transactions, Kuke holds approximately 70.43% of the outstanding shares of Naxos One, which in turn controls Naxos Music Group.

Approvals, Shareholder Rights and Contingency of Unwinding the Transactions

The transactions have been approved by Kuke’s shareholders, Board of Directors and Audit Committee, following review by the Board of Directors and Audit Committee of an independent valuation report prepared by Jones Lang LaSalle Corporate Appraisal and Advisory Limited.

The Share Issuance Transaction was subject to the preemptive right of existing shareholders of Naxos One to subscribe for up to its pro rata portion of the Class B ordinary shares proposed to be issued by Naxos One, which if exercised would reduce the number of Class B ordinary shares available for issuance to third parties (including Kuke) by such number of shares with respect to which the preemptive right was duly exercised. The preemptive right expired at the end of September 25, 2025, Hong Kong time, and neither shareholder exercised its preemptive right prior to such time. The Share Transfer Transaction was subject to the tag-along right and an additional sale right of the Other Existing Shareholder which if exercised would require Kuke to purchase such number of additional Class B ordinary shares of Naxos One that the Other Existing Shareholder decides to sell to Kuke along with the Share Transfer Transaction. These rights also expired at the end of September 25, 2025, Hong Kong time, and the Other Existing Shareholder did not exercise such rights prior to such time.

Pursuant to a Supplement Agreement entered into on September 17, 2025, Kuke, Naxos One and Desun agreed that, if the Other Existing Shareholder had validly exercised its preemptive right, the parties would have taken all actions to cancel such number of Class B ordinary shares already issued to Kuke equal to the number of shares the Other Existing Shareholder proposed to subscribe, and would have concurrently cancelled the corresponding Consideration Shares issued by Kuke to Naxos One. Additionally, if the Other Existing Shareholder had exercised its tag-along right and/or additional sale right, Kuke undertook to purchase all Class B ordinary shares that the Other Existing Shareholder proposed to sell pursuant to such rights. As the aforementioned preemptive right remained unexercised prior to its expiration, the Share Issuance Transaction is no longer subject to any contingency that would result in an unwinding of this transaction. In addition, as the Other Existing Shareholder did not exercise its tag-along right or additional sale right prior to their expiration, Kuke is no longer under any obligation to purchase additional Class B ordinary shares in Naxos One.

About Naxos Music Group

Naxos Music Group is one of the world’s leading classical music organizations, established in 1987 and headquartered in Hong Kong. Operating on the principles of “repertoire, value and innovation,” Naxos has become the world’s leading classical music label and a global distributor of music with tens of thousands of recorded albums and millions of digital tracks available globally as well as a source for licensing to partners worldwide.

The company pioneered digital music streaming in 1996 and launched the Naxos Music Library in 2003. Naxos operates globally through its vast physical and digital distribution network, both by many owned subsidiaries as well as through various distributors worldwide, serving customers globally. The company has received multiple industry awards and is a pillar in the classical music scene as label group but also distributing hundreds of other classical, jazz and world music labels globally. Naxos continues expanding its comprehensive ecosystem with its huge catalogue of owned labels, distribution service for the industry, extended recording, sync and licensing distribution, and educational services while maintaining its commitment to making classical music accessible to global audiences.

Strategic Rationale

This acquisition represents a transformative step in Kuke’s strategy to expand its classical music ecosystem globally. The transaction will provide significant strategic synergies between Kuke’s music education platform and Naxos Music Group’s extensive classical music catalog and established global distribution network.

Mr. Peixian Tan, Chairman and Chief Executive Officer of Kuke, commented: “This strategic acquisition of Naxos Music Group represents a landmark transaction that will significantly enhance our position as a leading classical music services platform. Naxos’s world-class content library, combined with its proven global distribution capabilities, creates compelling synergies with our existing music education and technology platforms.”

About Kuke Music Holding Limited (NYSE: KUKE)

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services, with approximately 3 million audio and video music tracks. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in international copyrighted classical music content, Kuke provides highly scalable classical music licensing services to various online music platforms, and classical music subscription services to over 800 universities, libraries and other institutions across China. In addition, it has hosted Beijing Music Festival (“BMF”), the most renowned music festival in China, for 24 consecutive years. Through KUKEY, the Company’s proprietary smart music learning solutions, Kuke aims to democratize music learning via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning in China. For more information about Kuke, please visit https://ir.kuke.com/

Forward-looking Statements

This announcement includes “forward-looking statements” within the meaning of U.S. federal securities laws. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements and factors that may cause such differences include, without limitation, KUKE’s expectations with respect to future performance, ability to recognize the anticipated benefits of the initiatives described herein; costs related to, and the timing of the completion of the initiatives described herein; global economic conditions; geopolitical events and regulatory changes; and other risks and uncertainties indicated from time to time in filings with the SEC. The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in KUKE’s most recent filings with the SEC and will be contained in the Form 6-K and other filings to be filed as result of the transactions described above. All subsequent written and oral forward-looking statements concerning KUKE or the events described herein or other matters and attributable to KUKE, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither KUKE nor the other parties named herein undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

For further information, please contact.

Kuke Music Holding Limited:

Investor Relations

Email: ir@kuke.com

3